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VIA EDGAR AND HAND DELIVERY

Mr. Andrew Schoeffler

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Goodman Global, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 20, 2006

(File No. 333-131597)

Dear Mr. Schoeffler:

On behalf of our client, Goodman Global, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 21, 2006, with respect to the Registrant’s above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on March 20, 2006 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) revised to reflect changes prompted by your comments. Amendment No. 3 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 3, three of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

Principal and selling shareholders, page 76

7.	We read your response to comment seven of our letter dated March 17, 2006 and reissue this comment. It appears that you have not identified the natural persons with dispositive voting or investment control of selling stockholders that are not natural persons and that are not public entities. In this regard, we note the disclosures in footnotes (3), (5), (6), (7), (9) and (10).

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 78 of Amendment No. 3.

March 22, 2006

Management, page 64

2.	We note the disclosure under the heading “Stockholders agreement” on page 89. Please identify Mr. Goodman as a representative of the Goodman family trusts.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 64 of Amendment No. 3.

Stockholders agreement, page 89

3.	Please clarify whether there is any limit on the number of directors that Apollo may designate.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 90 of Amendment No. 3.

* * * * *

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1894.

Best regards

/s/ Ian Schuman

of LATHAM & WATKINS LLP

Enclosures

cc:	Ben Campbell

Greg Ezring

Raymond Lin